UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Kerzner International Limited

(Name of Issuer)

Ordinary Shares ($.001 par value)

(Title of Class of Securities)

P8797T133

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, Cayzer House, 30 Buckingham

Gate, London, England SWIE 6NN (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

September 1, 2006

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746

CUSIP NO. P8797T133	13D	Page 2 of 12 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

Caledonia Investments plc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

Not Applicable
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER

-0-
8) SHARED VOTING POWER

-0-
9) SOLE DISPOSITIVE POWER

-0-
10) SHARED DISPOSITIVE POWER

-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14)	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP NO. P8797T133	13D	Page 3 of 12 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

The Cayzer Trust Company Limited
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (See Instructions)

Not Applicable.
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER

-0-
8) SHARED VOTING POWER

-0-
9) SOLE DISPOSITIVE POWER

-0-
10) SHARED DISPOSITIVE POWER

-0-

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14)	TYPE OF REPORTING PERSON (See Instructions)

CO

Schedule 13D

Under the Securities and Exchange Commission Act of 1934

Item 1. Security and Issuer

This amendment to this Schedule 13D (“Statement”) relates to the ordinary shares ($.001 par value) (“Ordinary Shares”) of Kerzner International Limited, a company incorporated under the laws of The Bahamas (the “Issuer”). The principal executive offices of the Issuer are located at Coral Towers, Paradise Island, The Bahamas.

Item 2. Identity and Background

(a) This Statement is filed by Caledonia Investments plc (“Caledonia” or the “Reporting Person”) to report the sale of all the Ordinary Shares owned by the Reporting Person. Accordingly, this is the Reporting Person’s final amendment to the Statement and is an exit filing. The Cayzer Trust Company Limited (“Cayzer” or the “Additional Person”) may be deemed to control Caledonia given its direct holdings of 33.33% of the outstanding capital stock of Caledonia. Cayzer disclaims beneficial ownership of the Ordinary Shares sold in connection with the merger, as described in Item 4 of the Statement. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b), (c) and (f) The principal business address for Caledonia and Cayzer is Cayzer House, 30 Buckingham Gate, London, England SW1E 6NN. Caledonia is an investment trust company and Cayzer is an investment holding company, both of which are organized under the laws of England and Wales. The names, principal occupation and addresses of the officers and directors of Caledonia and Cayzer are set forth on Schedule A hereto and are incorporated herein by reference. Certain additional information about the officers and directors of the Caledonia and Cayzer is set forth on Schedule A hereto and is incorporated herein by reference.

(d) - (e) During the last five years, neither the Reporting Person nor the Additional Person, according to any of the Reporting Person’s knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On September 1, 2006, the Issuer consummated a merger with K-Two Holdco Limited, a Bahamian international business company (“K-Two”), that is owned by an investor group consisting of entities affiliated with Solomon Kerzner, the Chairman of the Issuer, and Howard B. Kerzner, the Chief Executive Officer of the Issuer, Istithmar PJSC, The Related Companies, L.P. and private equity funds affiliated with Whitehall Street Global Real Estate Limited Partnership 2005 and certain affiliated entities, Colony Capital LLC and Providence Equity Partners Inc. Pursuant to the Amended and Restated Agreement and Plan of Merger, dated April 30, 2006, by and among the Issuer, K-Two and K-Two Subco Limited, an international business company incorporated under the laws of the Commonwealth of The Bahamas and a direct wholly-owned subsidiary of K-Two (the “Merger Agreement”), each issued and outstanding Ordinary Share of the Issuer will be automatically cancelled and converted into the right to receive $81.00 in cash, without interest. As a result of the merger, the Issuer is no longer publicly traded and is now wholly-owned by K-Two Holdco Limited.

Item 5. Interest in Securities of Issuer

(a) - (b) As of August 28, 2006, Caledonia was the beneficial owner of 3,038,518 Ordinary Shares of the Issuer, which included the sole right to vote and dispose of 2,922,293 Ordinary Shares and the sole voting rights (without dispositive power) for 116,225 Ordinary Shares (the “Proxy Shares”) pursuant to the terms of the Irrevocable Proxy Agreement dated July 3, 2001, which was previously filed as Exhibit 99.B and is incorporated hereby into this discussion. In connection with the aforementioned Merger Agreement and the closing of the merger contemplated thereby, Caledonia surrendered the 2,922,293 Ordinary Shares pursuant to the Issuer’s letter of transmittal for which Caledonia received an aggregate amount of approximately U.S. $236,705,733 or $81.00 per share. Caledonia did not receive any consideration for the surrender of the Proxy Shares.

(c) Except as aforesaid, there have been no transactions in the Ordinary Shares of the Issuer by Caledonia.

(d) Not applicable.

(e) As of September 1, 2006, Caledonia no longer owns any Ordinary Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
99.A.*	Form of Supplemental Agreement dated July 3, 2001 to the Original Shareholders’ Agreement dated October 11, 1993 and to the Rosegrove Shareholders’ Agreement entered into on May 3, 1994 by and among Kersaf Investments Limited, Sun International Inc., Sun Hotels International, Royale Resorts Holdings Limited, World Leisure Investments Limited, Sun Hotels Limited, World Leisure Group Limited, Royale Resorts International Limited, Caledonia Investments plc, Solomon Kerzner, Sun International Management Limited, Rosegrove Limited, Sun International Investments Limited, Mangalitsa Limited and Hog Island Holdings Limited.

99.B.*	Form of Irrevocable Proxy Agreement dated as of July 3, 2001, by and among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

99.C.*	Registration Rights and Governance Agreement, dated as of July 3, 2001, by and among Sun International Hotels Limited, Sun International Investments Limited, World Leisure Group Limited, Kersaf Investments Limited, Caledonia Investments plc, Mangalitsa Limited, Cement Merchants SA, Rosegrove Limited, Royale Resorts Holdings Limited and Sun International Inc.

99.D.**	Agreement for Sale and Purchase, dated January 8, 2003 by and among Mangalitsa Limited and Caledonia Investments plc.

99.E.***	Stock Purchase Agreement, dated July 15, 2004 by and between Caledonia Investments plc, a company incorporated under the laws of England and Istithmar PJSC, a company organized under the laws of Dubai.

99.F.***	Press Release dated July 16, 2004 announcing strategic alliance between Kerzner International Limited and Istithmar PJSC.

99.G.****	Press Release dated August 10, 2004 announcing completion of sale of 1.3 million Kerzner International Limited Ordinary Shares.

99.H.*****	Purchase Agreement, dated March 1, 2005, by and between Caledonia Investments plc and Deutsche Bank Securities Inc.

99.I.******	Purchase Agreement, dated June 17, 2005, by and between Caledonia Investments plc and Deutsche Bank Securities Inc.
________________
*	Previously filed as Exhibits to the Schedule 13D filed with the SEC on July 13, 2001.
**	Previously filed as an Exhibit to Amendment No. 2 to the Schedule 13D filed with the SEC on January 21, 2003.
***	Previously filed as Exhibits to Amendment No. 3 to the Schedule 13D filed with the SEC on July 27, 2004.

****	Previously filed as an Exhibit to Amendment No. 4 to the Schedule 13D filed with the SEC on August 11, 2004.
*****	Previously filed as an Exhibit to Amendment No. 5 to the Schedule 13D filed with the SEC on March 7, 2005.
******	Previously filed as an Exhibit to Amendment No. 6 to the Schedule 13D filed with the SEC on June 24, 2005.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2006	CALEDONIA INVESTMENTS PLC

	By:	/s/ Graeme Denison
	Name:	Graeme Denison
	Title:	Company Secretary

September 8, 2006	THE CAYZER TRUST COMPANY LIMITED

	By:	/s/ Dominic V. Gibbs
	Name:	Dominic V. Gibbs
	Title:	Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).

Schedule A to Schedule 13D

(i) Directors and Executive Officers of Caledonia Investments plc

Name	Residence	Principal Occupation	Citizenship
C. M. Allen-Jones	Beacon House Arkesden Nr. Saffron Walden Essex CB11 4HF England	Retired	United Kingdom

P. N. Buckley	6 Albert Place London W8 5PD England	Chairman, Caledonia Investments plc	United Kingdom

J. H. Cartwright	Rectory Meadow Hawthorn Place, Penn Buckinghamshire HP10 8EH England	Finance Director, Caledonia Investments plc	United Kingdom

Hon. C. W. Cayzer	Brizes Lodge Leafield Road Chipping Norton Oxfordshire OX7 3DD England	Executive Director, Caledonia Investments plc	United Kingdom

J. M. B. Cayzer-Colvin	Ogbury House Great Dunsford Salisbury Wiltshire SB4 6AZ England	Executive Director, Caledonia Investments plc	United Kingdom

Name	Residence	Principal Occupation	Citizenship
M. E. T. Davies	Admington Hall Shipston-on-Stour Warwickshire CV36 4JN England	Director, Fleming Family & Partners Ltd.	United Kingdom

G. P. Denison	48 Queens Road Hertford Hertfordshire SG13 8BB England	Company Secretary, Caledonia Investments plc	United Kingdom

R Goblet d’Alviella	Rue du Village 5 B-1490 Court Saint Etienne Brussels Belgium	Chief Executive Officer Sofina sa	Belgium

T. C. W. Ingram	6 Ranelagh Avenue London SWG 3PJ England	Chief Executive, Caledonia Investments plc	United Kingdom

J. R. H. Loudon	Olantigh Wye Ashford Kent, England TN25 5EW	Company Director	United Kingdom

J.M. May	Hill House Arkesden Essex CB11 4EX England	Executive Director Caledonia Investments plc	United Kingdom

D. G. F. Thompson	Albrighton Hall High Street Albrighton Wolverhampton WV7 3JQ England	Chairman, The Wolverhampton & Dudley Breweries plc	United Kingdom

Name	Residence	Principal Occupation	Citizenship
W. P. Wyatt	Bleak House 14 The Hollow Knossington Oakham Leicestershire LE15 8LR England	Executive Director Caledonia Investments plc	United Kingdom

(ii) Directors and Executive Officers of The Cayzer Trust Company Limited

Name	Residence	Principal Occupation	Citizenship
P. N. Buckley	6 Albert Place London W8 5PD England	Chairman, Caledonia Investments plc	United Kingdom

Hon. C. W. Cayzer	Brizes Lodge Leafield Road Chipping Norton Oxfordshire OX7 3DD England	Executive Director, Caledonia Investments plc	United Kingdom

P. R. Davies	No. 6 Belvedere House Priory Road, Sunningdale, Berkshire SL5 9RH England	Solicitor	United Kingdom

D. V. Gibbs	Flat 2 143 Finborough Road London SW10 9AW England	Director and Company Secretary, The Cayzer Trust Company Limited	United Kingdom

Hon. Mrs. Gilmour	Flat 8 62 Rutland Gate London SW7 1PJ England	Art Historian	United Kingdom

I. A. Leeson	Eaton House 7 Eaton Park Cobham Surrey KT11 2JF England	Chartered Accountant	United Kingdom

M. G. Wyatt	Pippin Park Lidgate, Newmarket Suffolk CB8 9PP England	Retired	United Kingdom